

October 16, 2013

Via E-Mail
John Castillo Eggermont
Chief Executive Officer
Kopjaggers, Inc.
28325 Utica Road
Roseville, MI 48066

> **Re: Kopjaggers, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 11, 2013**
> **File No. 000-54307**

Dear Mr. Eggermont:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K, filed October 11, 2013

1. We note your statements regarding Messineo & Co., CPAs, LLC's (M&Co) report on your financial statements for the year ended December 31, 2012 and for the period February 23, 2010 (inception) through December 31, 2012; however, it does not appear that M&Co issued a report on your financial statements. Your financial statements for the year ended December 31, 2012 were audited by DKM Certified Public Accountants and your financial statements for the year ended December 31, 2011 were audited by Peter Messineo, CPA. Both of these firms are separate legal entities from M&Co. Thus your disclosure does not appear accurate. Please revise your disclosure to be factually accurate. Such disclosure should state, if true, that M&Co did not issue an audit report on your financial statements. You may wish to disclose the dates M&Co was engaged and dismissed to explain why they did not issue a report on your financial statements.

2. Please revise your disclosure to indicate whether there were any disagreements with M&Co on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which if not resolved to the satisfaction of M&Co would have caused them to make reference to the subject matter of the disagreement(s) in connection with their report (if they had issued a report) during the period from the date they were engaged on June 13, 2013 through the date of dismissal on October 10, 2013.

3. Please revise your disclosure to indicate whether there were any reportable events as defined in Item 304(a)(1)(iv) of Regulation S-K during the period from the date M&Co was engaged on June 13, 2013 through the date of dismissal on October 10, 2013.

4. Please have M&Co review your revised disclosures and furnish you with a letter indicating whether or not they agree with your revised disclosures. Please file this letter as Exhibit 16 to your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: Angela Collette, Esq.